UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

        Under the Securities Exchange Act of 1934

                     (Amendment No. 8)*

    CITY INVESTING COMPANY LIQUIDATING TRUST (CNVLZ)
                     (Name of Issuer)

               Units of Beneficial Interest
              (Title of Class of Securities)

                  CUSIP No. 177900107
                     (CUSIP Number)

                     Thomas F. Steyer
            Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
             San Francisco, California  94111
                      (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    November 19, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,770,878

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,770,878

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     2,770,878


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.1%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     1,994,752

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,994,752

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,994,752


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

      1,670,272

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      1,670,272

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      1,670,272


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     4.3%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

      1,006,661

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      1,006,661

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      1,006,661


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.6%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, Inc.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     874,785

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     874,785

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     874,785

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.2%

14   Type of Reporting Person*

     IA,00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     7,442,563

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     7,442,563

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     7,442,563


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.1%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     8,317,348

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,317,348

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,317,348


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     8,317,348

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,317,348

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,317,348


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     8,317,348

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,317,348

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,317,348


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     7,442,563

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     7,442,563

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     7,442,563


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.1%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     8,317,348

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,317,348

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,317,348


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    21.3%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     8,317,348

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,317,348

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,317,348


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     8,317,348

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,317,348

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,317,348


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     8,317,348

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,317,348

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,317,348


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                      SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     8,317,348

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,317,348

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,317,348


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     21.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                      SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Eric M. Ruttenberg

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 177900107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     8,317,348

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,317,348

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,317,348


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    21.3%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

     This Amendment No. 8 to Schedule 13D amends the
Schedule 13D initially filed on February 19, 1991
(collectively with all amendments thereto the "Schedule
13D" as follows:

Item 2.  Identity and Background

     Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Units held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Units held by it:  (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Units held by it; (iv)
Tinicum Partners, L.P., a New York limited partnership
("Tinicum"; collectively with FCP, FCIP and FCIP II, the
"Partnerships"), with respect to the Units held by it;
(v) Farallon Capital Management, Inc., a Delaware
corporation; (vi) Farallon Capital Management, L.L.C., a
Delaware limited liability company ("FCMLLC"), with
respect to the Units held by Farallon Capital Offshore
Investors, Inc., a British Virgin Islands corporation
("Offshore") and certain other accounts managed by FCMLLC
(together with Offshore, the "Managed Accounts"); (vii)
Farallon Partners, L.L.C., a Delaware limited liability
company ("FPLLC") with respect to the Units held by each
of the entities named in (i) through (iv) above; (viii)
each of Enrique H. Boilini ("Boilini"), David I. Cohen
("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish
("Fish"), Andrew B. Fremder ("Fremder"), William F.
Mellin ("Mellin"), Stephen L. Millham ("Millham"),
Meridee A. Moore ("Moore") and Thomas F. Steyer
("Steyer"), with respect to the Units held by each of the
entities named in (i) through (iv) and (vi) above; (ix)
Fleur E. Fairman

("Fairman") with respect to the Units held by each of the entities named in (i) through (iv) above; and (x) Eric M.
Ruttenberg ("Ruttenberg").

     As of April 1, 1996, FCMLLC succeeded Farallon
Capital Management, Inc. as investment adviser to the Managed Accounts. As a result of the assumption of investment management authority by FCMLLC, Farallon
Capital Management, Inc. is no longer deemed a "benefi-cial owner" of any Units. As of April 1, 1996, FPLLC succeeded Messrs. Steyer, Cohen, Downes, Fish, Mellin, and Ruttenberg, and Mdmes. Fairman and Moore as General
Partner of each of the Partnerships.  Because Mr.
Ruttenberg is neither a General Partner of the Partner-ships nor a managing member of either FPLLC or FCMLLC, he is no longer deemed a "beneficial owner" of any of the Units. As of October 1, 1996, Enrique H. Boilini became a managing member of FCMLLC and FPLLC.

     The name, principal business, state of incorpora-tion, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The ownership of the Units reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Units, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Units other than the Units owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Units owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units.

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

     (c) The principal business of each of the Partner-ships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d)  None of the Partnerships, Farallon Capital
Management, Inc., FCMLLC, FPLLC, Offshore, Ruttenberg or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Partnerships, Farallon Capital
Management, Inc., FCMLLC, FPLLC, Offshore, Ruttenberg or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdic-tion and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activi-ties subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consider-ation.

     Item 3 as reported on the Schedule 13D is hereby amended and supplemented by the following:

     The net investment cost (including commissions) is $13,000 for the 13,000 Units acquired by FCP since the previous filing of Schedule 13D, $394,180 for the 393,400

PAGE

Units acquired by FCIP since the previous filing of
Schedule 13D, $7,800 for the 7,800 Units acquired by FCIP
II since the previous filing of Schedule 13D, $4,700 for the 4,700 Units acquired by Tinicum since the previous filing of Schedule 13D and $4,100 for the 4,100 Units acquired by the Managed Accounts since the previous filing of Schedule 13D. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

Item 5.  Interest in Securities of the Issuer.

     Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

     A.   Farallon Capital Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCP is
incorporated herein by reference.   The percentage amount
set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 38,979,372 Units reported by the Company to be outstand-ing as of September 30, 1996 in the Company's Form 10Q for the period ended September 30, 1996.

          (c)  FCP has effected no transactions in the
Units in the past 60 days.

          (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

          (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

PAGE

          (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transac-tions in the Units in the past 60 days are set forth on Schedule A hereto and are incorporated herein by refer-ence. All of such transactions were open-market transac-tions.

          (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

          (e)  Not applicable.

     C.   Farallon Capital Institutional Partners II,
L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

          (c)  FCIP II has effected no transactions in
the Units in the past 60 days.

          (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

          (e)  Not applicable.

     D.   Tinicum Partners, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

          (c)  Tinicum has effected no transactions in
the Units in the past 60 days.

          (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

PAGE

          (e)  Not applicable.

     E.   Farallon Capital Management, Inc.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Farallon
Capital Management, Inc. is incorporated herein by reference.

          (c)  None.

          (d)  None.

          (e)  April 1, 1996.

     F.   Farallon Capital Management, L.L.C.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

          (c) FCMLLC has effected no transactions in the Units for the Managed Accounts in the past 60 days.

          (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

          (e)  Not applicable.

     G.   Farallon Partners, L.L.C.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units.
Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and
Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

PAGE

          (e)  Not applicable.

     H.   Enrique H. Boilini

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units. held by the Managed Accounts. Mr. Boilini is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     I.   David I. Cohen

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     J.   Joseph F. Downes

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr.
Downes is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     K.   Fleur E. Fairman

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
Ms. Fairman is a managing member of FPLLC.

          (e)  Not applicable.

     L.   Jason M. Fish

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     M.   Andrew B. Fremder

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

          (c)  None.

PAGE

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceed from the sale of the Units held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     N.   William F. Mellin

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     O.   Stephen L. Millham

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

PAGE

     P.   Meridee A. Moore

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     Q.   Eric M. Ruttenberg

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Ruttenberg is incorporated herein by reference.

          (c)  None.

          (d)  None.

          (e)  April 1, 1996.

     R.   Thomas F. Steyer

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Units.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

PAGE

     The ownership of the Units reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Units, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Units other than the Units owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Units owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units.

Item 7.  Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(l) under the Securities Exchange Act of 1934, as amended.

PAGE

                         SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 1996



                         /s/ Thomas F. Steyer
                         FARALLON PARTNERS, L.L.C.,
                         on its own behalf and as General
                         Partner of FARALLON CAPITAL
                         PARTNERS, L.P., FARALLON CAPITAL
                         INSTITUTIONAL PARTNERS, L.P.,
                         FARALLON CAPITAL INSTITUTIONAL
                         PARTNERS II L.P., and TINICUM
                         PARTNERS, L.P.,
                         By Thomas F. Steyer,
                         Senior Managing Member


                         /s/ Thomas F. Steyer
                         FARALLON CAPITAL MANAGEMENT,
L.L.C.
                         By Thomas F. Steyer,
                         Senior Managing Member


                         /s/ Thomas F. Steyer
                         FARALLON CAPITAL MANAGEMENT,
INC.
                         By Thomas F. Steyer, Chairman


                         /s/ Thomas F. Steyer
                         Thomas F. Steyer, individually
                         and as attorney-in-fact for each
                         of Enrique H. Boilini, David I.
                         Cohen, Joseph F. Downes, Fleur
                         E. Fairman, Jason M. Fish,
                         Andrew B. Fremder, William F.
Mellin,
                         Stephen L. Millham, Meridee A.
Moore,
                         and Eric M. Ruttenberg.


PAGE

ANNEX 1

     Set forth below with respect to Farallon Capital
Management, L.L.C. and Farallon Partners, L.L.C. is the following: (a) name; (b) address; (c) principal business;
(d) state of organization; and (e) controlling persons.
Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.   (a)  Farallon Capital Management, L.L.C.
     (b)  One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Serves as investment adviser to various managed accounts
     (d)  Delaware limited liability company
     (e)  Managing Members: Thomas F. Steyer, Senior
Managing Member, Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Jason M. Fish, Andrew B. Fremder,
William F. Mellin, Stephen L. Millham and Meridee A.
Moore, Managing Members.

2.   (a)  Farallon Partners, L.L.C.
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Serves as general partner to investment
partnerships
     (d)  Delaware limited liability company
     (e)  Managing Members:  Thomas F. Steyer, Senior
Managing Member, Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Fleur E. Fairman, Jason M. Fish, Andrew
B. Fremder, William F. Mellin, Stephen L. Millham and
Meridee A. Moore, Managing Members.

3.   (a)  Enrique H. Boilini
     (b)  c/o Farallon Capital Management, L.L.C.
          75 Holly Hill Lane
          Greenwich, CT  06830
     (c)  Managing Member of Farallon Partners, L.L.C.,
Managing Member of Farallon Capital Management, L.L.C.
     (d)  Argentinean Citizen

4.   (a)  David I. Cohen
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  South African Citizen
PAGE

5.   (a)  Joseph F. Downes
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

6.   (a)  Fleur E. Fairman
     (b)  993 Park Avenue
          New York, New York  10028
     (c)  Managing Member of Farallon Partners, L.L.C.
     (d)  United States Citizen

7.   (a)  Jason M. Fish
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

8.   (a)  Andrew B. Fremder
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

9.   (a)  William F. Mellin
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

10.  (a)  Stephen L. Millham
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

PAGE

11.  (a)  Meridee A. Moore
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

12.  (a)  Thomas F. Steyer
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Senior Managing Member of Farallon Partners,
L.L.C.; Senior Managing Member of Farallon Capital
Management, L.L.C.
     (d)  United States Citizen

                   JOINT ACQUISITION STATEMENT
                   PURSUANT TO RULE 13D-(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 27, 1996

                         /s/ Thomas F. Steyer
                         FARALLON PARTNERS, L.L.C.,
                         on its own behalf and as General
                         Partner of FARALLON CAPITAL
                         PARTNERS, L.P., FARALLON CAPITAL
                         INSTITUTIONAL PARTNERS, L.P.,
                         FARALLON CAPITAL INSTITUTIONAL
                         PARTNERS II L.P., and TINICUM
                         PARTNERS, L.P.,
                         By Thomas F. Steyer,
                         Senior Managing Member

                         /s/ Thomas F. Steyer
                         FARALLON CAPITAL MANAGEMENT,
L.L.C.
                         By Thomas F. Steyer,
                         Senior Managing Member

                         /s/ Thomas F. Steyer
                         FARALLON CAPITAL MANAGEMENT,
INC.
                         By Thomas F. Steyer, Chairman

                         /s/ Thomas F. Steyer
                         Thomas F. Steyer, individually
                         and as attorney-in-fact for each
                         of Enrique H. Boilini, David I.
                         Cohen, Joseph F. Downes, Fleur
                         E. Fairman, Jason M. Fish,
                         Andrew B. Fremder, William F.
Mellin,
                         Stephen L. Millham, Meridee A.
Moore,
                         and Eric M. Ruttenberg.

PAGE

                         SCHEDULE A

       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.



                         NO. OF UNITS        PRICE
TRADE DATE               PURCHASED           PER UNIT
                                       (including
commission)



      11/19/96           100,000             $1.00